1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

November 1, 2023

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:     Eileen Smiley and Kenneth Ellington

Re:	Morgan Stanley ETF Trust (the “Trust”) (File No. 333-274831)

Dear Ms. Smiley and Mr. Ellington:

Thank you for your telephonic comments regarding the Trust’s registration statement on Form N-14 relating to the Eaton Vance Total Return Bond ETF and Eaton Vance Short Duration Municipal Income ETF (each, an “Acquiring Fund”), each a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on October 2, 2023 (the “Registration Statement”), in connection with the transfer of substantially all of the assets of each acquired fund identified below (each, an “Acquired Fund”) to its corresponding Acquiring Fund in exchange for the assumption of the Acquired Fund’s stated liabilities by the corresponding Acquiring Fund and shares of the Acquiring Fund having an aggregate net asset value (“NAV”) equal to the aggregate NAV of the Acquired Fund followed immediately by the distribution by the Acquired Fund to its shareholders of the portion of shares of the Acquiring Fund to which the shareholder is entitled in complete liquidation of the Acquired Fund, except as noted in the Registration Statement, (such transactions, a “Reorganization”) subject to approval by shareholders of the corresponding Acquired Fund. The Acquired Funds and Acquiring Funds are referred to herein together as the “Funds.”

Acquired Fund	Acquiring Fund
MSIFT Core Plus Fixed Income Portfolio	Eaton Vance Total Return Bond ETF
MSIFT Short Duration Municipal Income Portfolio	Eaton Vance Short Duration Municipal Income ETF

The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Registration Statement on its behalf. Below, we describe the changes made to the Registration Statement in response to the Commission staff’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the proxy statement and prospectus that will be filed via EDGAR on or about November 1, 2023. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Legal Comments

Comment 1.          Please complete all empty or bracketed fields.

Response 1.     The Trust confirms that all empty or bracketed fields will be completed.

Comment 2.          Please revise the first sentence of the second paragraph on the second page of the Notice to state that “Acquired Fund Shareholders will be able to authorize proxies to vote their shares by returning the enclosed proxy card, by touchtone telephone or by Internet by following the instructions on the Proxy Card accompanying this combined Proxy Statement and Prospectus.”

Response 2.     The disclosure will be revised accordingly.

Comment 3.          With respect to the answer to the question “Why am I receiving a Proxy Statement and Prospectus?” in the “Questions and Answers” section, please consider structuring the answer to include bullet points or sub-headings.

Response 3.     The disclosure will be revised accordingly.

Comment 4.          With respect to the last paragraph in the answer to the question “What are the differences between an ETF and a mutual fund?” in the “Questions and Answers” section, please revise this paragraph to include additional disclosure regarding the potential risks and benefits of the ETF structure compared to mutual fund structure. The Staff notes that other sections of the Registration Statement include disclosure regarding such risks and benefits which could be relocated to the “Questions and Answers” section. The Staff further notes that this discussion could be presented in a table format.

Response 4.     The disclosure will be revised to include additional disclosure regarding the benefits and potential risks associated with the ETF structure.

Comment 5.          In the answer to the question “What are the differences between an ETF and a mutual fund?” in the “Questions and Answers” section, please revise the first bullet point to state that “[a] mutual fund may offer multiple share classes with different sales charges, expenses, and/or minimum investments. The Acquiring Funds will not issue multiple classes of shares.”

Response 5.     The disclosure will be revised in response to this comment.

Comment 6.          With respect to the answer to the question “What are the differences between an ETF and a mutual fund?” in the “Questions and Answers” section, please revise the disclosure to state that (i) an investor may pay significantly more or receive significantly less than NAV during periods when there is a significant premium or discount; and (ii) an active trading market for an Acquiring Fund’s shares may not develop or be maintained.

Response 6.     The disclosure will be revised accordingly.

Comment 7.          Please revise the answer to the question “How will the Reorganizations affect me as a shareholder?” in the “Questions and Answers” section to state that shareholders of an ETF may bear certain costs with respect to maintaining brokerage accounts that shareholders of a mutual fund do not incur.

Response 7.     The disclosure will be revised accordingly.

Comment 8.          The answer to the question “What will happen if I do not have a brokerage account that can accept Acquiring Fund Shares at the time of the Reorganizations?” in the “Questions and Answers” section states that “[i]n some cases, the liquidation of your investment and return of cash, or the transfer of your investment, may be subject to fees and expenses and may also be subject to tax.” Please consider revising this disclosure so that the potential tax implications are discussed in a separate sentence.

Response 8.     The disclosure will be revised accordingly.

Comment 9.         In the answer to the question “Are the fees and expenses of an Acquiring Fund expected to be lower than the fees and expenses of the corresponding Acquired Fund?” in the “Questions and Answers” section, please consider revising the disclosure to include a cross-reference to the “Comparison of the Funds’ Fees and Expenses” section of the combined Proxy Statement and Prospectus.

Response 9.     The disclosure will be revised accordingly.

Comment 10.       Please consider relocating the questions “Are there other benefits that I will experience as a shareholder of an Acquiring Fund?” and “Will I be subject to additional ETF-specific structural risks as a shareholder of an Acquiring Fund?” in the “Questions and Answers” section to appear immediately after or combined with the question “What are the differences between an ETF and a mutual fund?” Please refer to Comment 4 above. The Staff notes that the current disclosure is duplicative.

Response 10.     The disclosure will be revised accordingly.

Comment 11.       With respect to the answer to the question “Will I be subject to comparable investment risks as a shareholder of an Acquiring Fund?” in the “Questions and Answers” section, please revise the disclosure to include a brief description of the material differences between the principal risks of each Acquired Fund and its corresponding Acquiring Fund or state that there are no such material differences.

Response 11.     The disclosure will be revised accordingly.

Comment 12.       Please supplementally confirm that the Acquiring Funds’ prospectuses are not incorporated by reference into the combined Proxy Statement and Prospectus.

Response 12.     The Trust so confirms.

Comment 13.       Please consider removing the following statement on the third page of the combined Proxy Statement and Prospectus as it is not required and is duplicative of the disclosure on the cover page: “This combined Proxy Statement and Prospectus is dated [November 1], 2023.”

Response 13.     The disclosure will be revised accordingly.

Comment 14.       With respect to the answer to the question “How will the Reorganizations affect me?” in the “Summary” section of the combined Proxy Statement and Prospectus, please revise the third paragraph to state that shareholders of an ETF may bear certain costs with respect to maintaining brokerage accounts that shareholders of a mutual fund do not incur.

Response 14.     The disclosure will be revised accordingly.

Comment 15.       In the answer to the question “What are the differences between an ETF and a mutual fund?” in the “Summary” section of the combined Proxy Statement and Prospectus, please revise the first bullet point to state that “[a] mutual fund may offer multiple share classes with different sales charges, expenses, and/or minimum investments. The Acquiring Funds will not issue multiple classes of shares.”

Response 15.     The disclosure will be revised in response to this comment.

Comment 16.       With respect to the answer to the question “What are the differences between an ETF and a mutual fund?” in the “Summary” section of the combined Proxy Statement and Prospectus, please consider revising the third bullet point to include a brief description of the types of entities that generally qualify as authorized participants.

Response 16.     The disclosure will be revised accordingly.

Comment 17.       Please supplementally confirm that significant portfolio repositioning is not expected in connection with either Reorganization.

Response 17.     The Trust so confirms.

Comment 18.       With respect to the answer to the question “What are the distribution arrangements for the Funds?” in the “Summary” section of the combined Proxy Statement and Prospectus, please revise the disclosure to state that the Board of Trustees of the Acquiring Funds has approved a 12b-1 plan with respect to each Acquiring Fund and that 12b-1 fees may be implemented in the future without shareholder approval. Alternatively, consider including a cross-reference to the “Comparison of the Funds’ Fees and Expenses” section of the combined Proxy Statement and Prospectus.

Response 18.     The disclosure will be revised accordingly.

Comment 19.       Please revise the first sentence in the answer to the question “What are the quorum and approval requirements for the Reorganizations?” in the “Summary” section of the combined Proxy Statement and Prospectus to more clearly state that the quorum requirement for the Meeting with respect to each Reorganization is 40% of the shares entitled to vote.

Response 19.     The disclosure will be revised accordingly.

Comment 20.       With respect to the “Comparison of the Funds’ Risks” section of the combined Proxy Statement and Prospectus, please consider removing or relocating the risk comparison chart to an appendix. Please also consider relocating the principal risk disclosures to an appendix.

Response 20.     The risk comparison chart and principal risk disclosures will be relocated to appear in Appendix B of the combined Proxy Statement and Prospectus.

Comment 21.       In the “Comparison of the Funds’ Fees and Expenses” section of the combined Proxy Statement and Prospectus, please add a footnote to the Annual Fund Operating Expenses table with respect to each Reorganization stating that the Board of Trustees of the Acquiring Funds has approved a 12b-1 plan with respect to each Acquiring Fund and that 12b-1 fees may be implemented in the future without shareholder approval.

Response 21.     The disclosure will be revised to include the following as a footnote to the Annual Fund Operating Expenses tables: “The Board of Trustees of the Acquiring Fund has approved a Rule 12b-1 plan for the Fund. Accordingly, Rule 12b-1 fees may be imposed in the future without shareholder approval.”

Comment 22.       In the “Comparison of the Funds’ Fees and Expenses” section of the combined Proxy Statement and Prospectus, please add a footnote to the Annual Fund Operating Expenses table relating to the Core Plus Fixed Income Reorganization stating that the contractual management fee rate for the Acquiring Fund is higher than that of the Acquired Fund with respect to assets exceeding $1 billion. Please consider stating whether the Acquired Fund’s asset level has ever exceeded $1 billion.

Response 22.     The disclosure will be revised to include the following as a footnote to the Annual Fund Operating Expenses table for the Core Plus Fixed Income Reorganization: “The contractual management fee rate for the Acquiring Fund is lower than the contractual advisory fee rate of the Acquired Fund with respect to assets not exceeding $1 billion, but is higher than that of the Acquired Fund with respect to assets exceeding $1 billion. As of October 20, 2023, the Core Plus Fixed Income Portfolio had approximately $523 million in net assets.”

Comment 23.       With respect to the footnotes to the fee tables describing the fee waivers in place for the Acquired Funds in the “Comparison of the Funds’ Fees and Expenses” section of the combined Proxy Statement and Prospectus, please state supplementally whether the Adviser may recoup fees waived, and if so, please revise the disclosure to state that this is the case.

Response 23.     The Trust confirms that the Adviser will not recoup fees waived in prior years.

Comment 24.       In the “Comparison of the Funds’ Investment Objectives and Principal Investment Strategies” section of the combined Proxy Statement and Prospectus, please revise the disclosure to describe the material differences between the principal investment strategies of each Acquired Fund and its corresponding Acquiring Fund. The Staff notes that the tables describing each Fund’s principal investment strategies could be revised to include an additional column describing the material differences between the principal investment strategies of each Acquired Fund and its corresponding Acquiring Fund. In addition, consider relocating such tables to an appendix.

Response 24.     The paragraphs immediately preceding the tables describing each Fund’s principal investment strategies will be revised to state with respect to each Reorganization that “There are no material differences between the principal investment strategies of the Acquiring Fund and the Acquired Fund.” Accordingly, the tables describing each Fund’s principal investment strategies have not been revised to include a discussion of the material differences between an Acquired Fund’s and its corresponding Acquiring Fund’s principal investment strategies as there are no such material differences.

Comment 25.       In the “Comparison of the Funds’ Management” section of the combined Proxy Statement and Prospectus, please consider revising the presentation of the effective advisory fee rates to more clearly state that the effective fee rates reflect the impact of the fee waivers that are currently in place for the Acquired Funds.

Response 25.     The disclosure will be revised to include the following as a footnote to the table with the Acquired Funds’ effective advisory fee rate: “The effective advisory fee rates reflect the impact of the fee waivers that are currently in place for the Acquired Funds.”

Comment 26.       Please supplementally confirm that the Eaton Vance Short Duration Municipal Income ETF will not invest more than 25% of its total assets in municipal obligations backed only by the assets and revenues of non-governmental users.

Response 26.     The Eaton Vance Short Duration Municipal Income ETF's fundamental industry concentration policy provides that, except as otherwise permitted by the 1940 Act or any applicable law, rule, order or interpretation, the Fund may not purchase any security if, as a result of that purchase, more than 25% of its total assets would be invested in securities of issuers within the same industry. As noted in the "Comparison of the Funds’ Fundamental and Non-Fundamental Investment Policies - Additional Information About the Acquiring Funds’ Investment Policies and Limitations" section of the combined Proxy Statement and Prospectus, obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and municipal obligations backed by the credit of a governmental entity are not considered to represent industries. The Trust confirms that municipal obligations backed only by the assets and revenues of non-governmental users would for this purpose be deemed to be issued by such non-governmental users and Eaton Vance Short Duration Municipal Income ETF’s 25% limitation would apply to such issuers.

Comment 27.       With respect to the “Information About the Plans – Who will pay the expenses of the Reorganizations?” section of the combined Proxy Statement and Prospectus, please revise the disclosure to describe the material terms of the agreement with the proxy solicitor, EQ Fund Solutions, LLC. Please further revise the disclosure to clarify if the “Cost of Proxy Solicitation” relates only to the fees paid to EQ Fund Solutions, LLC or if it also includes other types of expenses associated with the proxy solicitation (e.g., printing and mailing).

Response 27.     The disclosure will be revised in response to this comment.

Comment 28.       Please supplementally explain why the Acquiring Funds’ investment strategy disclosure included in Appendix B has been included in the combined Proxy Statement and Prospectus.

Response 28.     The Trust notes that the referenced disclosure has been included in Appendix B in order to satisfy the requirement of Item 5(a) of Form N-14 as this investment strategy disclosure relates to the information required under Item 9(b) of Form N-1A.

Comment 29.       With respect to Item 15 in Part C of the Registration Statement, please confirm whether Article VII, Section 7.5 of the Trust’s Amended and Restated Declaration of Trust applies to agents of the Trust. If it does so apply, please consider removing the second paragraph of Item 15 relating to the Distribution Agreement. Alternatively, please consider revising the disclosure to explain that any indemnification of the Distributor would be subject to Article VII, Section 7.5 of the Trust’s Amended and Restated Declaration of Trust or to describe the relevant standard of care specified in the Distribution Agreement.

Response 29.     The Trust will consider making such updates in connection with upcoming post-effective amendments to the Trust’s registration statement on Form N-1A.

Comment 30.       Please revise the proxy cards so that the soliciting party’s name is in bolded font.

Response 30.     The proxy cards will be revised accordingly.

Comment 31.       Please revise the presentation of the signature page for the Registration Statement to more clearly reflect that the Attorney-in-Fact for the Independent Trustees has signed on behalf of all of the Independent Trustees rather than just a “Majority of the Trustees” as is currently noted on the signature page.

Response 31.     The Trust will revise the signature page in future registration statement filings accordingly.

Accounting Comments

Comment 32.       With respect to the information included in the “Comparison of the Funds’ Fees and Expenses” section of the combined Proxy Statement and Prospectus, the Staff notes that the fees and expenses information is as of March 31, 2023. Please confirm that the fees presented are still current. See Item 3 of Form N-14.

Response 32.     The Trust so confirms.

Comment 33.       Please disclose the dollar amount of any capital loss carryforwards that are available for the Acquired Funds.

Response 33.     The disclosure will be revised accordingly.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526. Thank you.

Best regards,

/s/ Allison Fumai

Allison Fumai